November 21, 2005

VIA EDGAR AND HAND DELIVERY

Ms. Heather C. Tress

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20548

Re:	Hard Rock Hotel, Inc.
Form 10-K for the year ended December 31, 2004
Filed March 31, 2005
File No. 333-53211

Dear Ms. Tress:

On behalf of Hard Rock Hotel, Inc. (“Hard Rock” or “the Company”), we are responding to the Staff’s comment letter dated October 5, 2005 regarding the Form 10-K referenced above.  As requested, we have set forth below the Staff’s comment and Hard Rock’s response to such comment.

Financial Statements, page 37,

Statements of Operations, page 40

1.               We note that you have reflected the loss on disposal of assets as a component of other income (expense) net.  Please tell us why this loss was not classified as a component of operating income.  Refer to the guidance outlined in paragraphs 25 and 45 of SFAS No. 144 and footnote 68 to SAB Topic 13.

Response:                                        The Company agrees with the Staff’s comment that the loss on disposal of assets should be classified as a component of income from operations.  The Company will reflect this reclassification in its future filings.

Notes to Consolidated Financial Statement, page 44

Note 1. Company Structure and Significant Accounting Policies, page 44

Long-term Asserts, page 30

2.               We note from page 24 that you consider the evaluation of impairments to your long-lived assets a critical accounting policy due to the significant investments in property and equipment you hold.  Your disclosure states that you will record an impairment if the useful life of a class of assets differs from the estimated useful life.  Please note that the useful life is considered in the estimates of future cash flows used in the recoverability test and is also a possible indicator of impairment if the useful life has declined.  However, the change in the useful life of an asset is not a factor which will necessarily result in an impairment.  Please clarify for us how your accounting for impairments of long-lived assets complies with paragraphs 16 through 24 of SFAS 144 and confirm that the test revealed no such impairments in 2002, 2003, and 2004.  Please also confirm, and clarify in future filings, that you review long-lived assets for impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable.

Response:                                        In accordance with paragraph 8 of SFAS 144, the Company tests long-lived assets for recoverability whenever events or changes in circumstances indicate that their carrying values may not be recoverable.  The only such circumstances occurring during the three years ended December 31, 2004 were the abandonment of building improvements and equipment in connection with the construction of a new night club during 2004, resulting in a loss on disposal of assets of $2,608,000, and the abandonment of building improvements and furniture in connection with the renovation of certain guest rooms during 2002, resulting in an abandonment loss of $1,730,000.  The fair value of the abandoned assets was zero and the impairment write-down therefore represented the entire net book value of the assets.

The disclosures on page 24 in Critical Accounting Policies and page 44 in Note 1 will be revised in future filings as follows:

“The Company has a significant investment in long-lived property and equipment.  The Company reviews the carrying value of property and equipment to be held and used for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future undiscounted cash flows of the asset.  If the undiscounted cash flows are less than the carrying value, an impairment loss is recognized equal to the amount by which the carrying value exceeds the fair value of the asset.  For assets to be disposed of, the Company recognizes the asset to be sold at the lower of carrying value or fair value less costs of disposal.”

Note 12. Preferred Stock, page 51

3.               We note the disclosure in Note 12 indicating that the Company exchanged all of its outstanding preferred stock and the related accrued unpaid dividends thereon for an aggregate principal amount of Qualified Subordinated notes equal to approximately $50 million during May 2003.  Please tell us and explain in the notes to your financial statements in future filings whether this exchange transaction resulted in the recognition of a gain or loss in the Company’s consolidated financial statements.  If not, please explain why.  As part of your response, please indicate the rights, terms, and privileges of the preferred stock that was redeemed in this transaction and the carrying value of the preferred stock and related dividends exchanged as part of this transaction.  Your response should also explain how you determined that the fair value of the preferred stock redeemed was equal to the fair value of the Qualified Subordinated notes issued in the exchange transaction.  We may have further comment upon receipt of your response.

Response:                                        The Company will clarify in the notes to the financial statements in its future filings why the exchange transaction described below did not result in the recognition of a gain or loss in the Company’s consolidated financial statements.  As discussed more fully below, this transaction did not result in the recognition of a gain or loss to the Company as the market value and face amount of the subordinated notes issued in exchange for the Company’s outstanding preferred stock equaled the aggregate carrying and redemption value of such preferred stock.

Terms of the Series A Cumulative Redeemable Preferred Stock

In 1999, the Company issued and sold to Peter Morton, the Chairman of the Board and President of the Company, 28,000 shares of the Company’s 9 ¼% Series A Cumulative Redeemable Preferred Stock (the “Series A Preferred Shares”), with an aggregate liquidation preference of $28.0 million.  The Series A Preferred Shares were entitled, when and as declared by the Board of Directors of the Company, to receive cumulative cash dividends at the rate of 9 ¼% per annum.  Dividends on the Series A Preferred Shares were payable semi-annually on November 30 and May 31 of each year, beginning November 30, 1999.  Upon the liquidation, dissolution or winding up of the Company, each Series A Preferred Share was entitled to be paid in full an amount equal to $1,000 per Series A Preferred Share, plus any accrued and unpaid dividends thereon through the date of liquidation.  Under the terms of the Series A Preferred Shares, the Company was required to redeem for cash all of the Series A Preferred Shares within 91 days following the earlier of April 1, 2005 or the repayment of the Company’s 9 ¼% Senior Subordinated Notes due April 1, 2005 (the “Old Notes”), at a redemption price equal to $1,000 per Series A Preferred Share plus any accrued and unpaid dividends thereon.  In addition, to the extent that a holder or the beneficial owner of the Series A Preferred Shares must be licensed or found suitable under applicable gaming laws and such holder or beneficial owner could not otherwise comply with such licensing or suitability requirements, the Company could, at its option, (1) require such holder or beneficial owner to dispose of its Series A Preferred Shares or (2) redeem all of such Series A Preferred Shares at a redemption price of $1,000 per Series A Preferred Share, plus any accrued and unpaid dividends thereon.  The Series A Preferred Shares did not have any voting rights, except as required by law or as to certain matters adversely affecting the Series A Preferred Shares, including the designation and issuance of any capital stock senior to the Series A Preferred Shares.  The carrying value of the Series A Preferred Shares equaled the aggregate liquidation preference thereof and the accrued dividends thereon.

Terms of the Series B Cumulative Redeemable Preferred Stock

In 2000, the Company issued and sold to Peter Morton, the Chairman of the Board and President of the Company, one share of the Company’s 9 ¼% Series B Cumulative Redeemable Preferred Stock (the “Series B Preferred Share” and, together with the Series A Preferred Shares, the “Preferred Shares”), with an aggregate liquidation preference of $20.0 million.  The Series B Preferred Share had substantially the same dividend, liquidation, redemption and voting rights as the Series A Preferred Shares.  In addition, the Series B Preferred Share was subject to the same mandatory redemption.  The carrying value of the Series B Preferred Share equaled the aggregate liquidation preference thereof and the accrued dividends thereon.

The Second Lien Notes

In 2003, the Company issued at face amount (i.e., no premium or discount) $140.0 million aggregate principal amount of 8 7/8% Second Lien Notes due 2013 (the “New Notes”) in a Rule 144A offering requiring the Company to repurchase the Old Notes and redeem its Preferred Shares.  The Company used the proceeds from the offering of the New Notes and borrowings under its bank facility (the “Facility”) to, among other things, repurchase the Old Notes and to repay a portion ($15.0 million) of the accrued and unpaid dividends on the Preferred Shares.

Terms of the Junior Subordinated Notes
In exchange for the Preferred Shares and remaining accrued and unpaid dividends thereon (aggregating $50.1 million), the Company issued the holders of the Preferred Shares $50.1 million initial aggregate principal amount of its Junior Subordinated Notes (the “Junior Notes”).  The Junior Notes are contractually subordinated to the New Notes and the Facility and any other senior debt of the Company.  The Junior Notes mature on January 15, 2014 but are subject to redemption at the option of the Company, in whole or in part, at any time on or after January 15, 2009, at a premium to the principal amount thereof that decreases on each subsequent anniversary date, plus accrued interest to the date of redemption.  Interest on the Junior Notes is payable on January 15 and July 15 of each year, commencing on January 15, 2004, and may be paid in cash or in kind at the Company’s option, provided that interest will be paid in kind if a payment of such interest in cash would cause a default under the New Notes or the Facility.  The Junior Notes require that any semi-annual interest payment in cash be equal to the lesser of (x) 50% of the amount of interest accrued on the Junior Notes since the most recent interest payment date and (y) the amount of interest that the Company is permitted to pay in cash without causing a default under the New Notes or the Facility.  For interest payments payable in cash, interest accrues at a rate per annum equal to 9 7/8%, and for interest payments payable in kind, interest accrues at a rate per annum equal to 10 ½%.

Fair Value of the Junior Subordinated Notes Compared to Carrying Value of the Cumulative Redeemable Preferred Stock

As discussed above, in May 2003, the Company redeemed all of the outstanding Preferred Shares and paid all accrued dividends.  The sources of funds to redeem the Preferred Shares and related accrued dividends were as follows:

	Principal	Accrued
	Balance	Dividends
	(Millions)

Preferred Shares Outstanding Balance May 2003	$48.0	$17.1
Sources of Payment:
Proceeds from Second Lien Notes & Facility		(15.0)
Principal Amount of Junior Subordinated Notes	(48.0)	(2.1)

The Company issued the Junior Notes at a fair market value interest rate given the relative terms of the Junior Notes to the New Notes which would result in the face amount of the Junior Notes being equal to market value.  The interest rates on the Junior Notes were determined based upon advice from the lead initial purchaser, an affiliate of a major financial institution, in the Rule 144A offering who advised that, at the time, subordinated notes of other issuers (in this case, the Junior Notes) with similar terms were bearing an interest rate approximately 1% higher than their senior notes (in this case, the New Notes) for interest to be paid in cash and an additional ½% to 1% for interest to be paid in kind.  The interest rates for cash payments on the Junior Notes of 9 7/8% (1% above the 8 7/8% New Notes) and 10 1/2% for interest paid in kind (1 5/8% above the 8 7/8% New Notes) were therefore determined to approximate current market rates for subordinated debt with these terms.

Please contact the undersigned at (213) 687-5527 or Gregg Noel at (213) 687-5234 if you have any questions or comments regarding this letter.

Very truly yours,

/s/ Jonathan Ko

Jonathan Ko

cc:	Jim Bowen – Hard Rock Hotel, Inc.
Gregg Noel, Esq. – Skadden, Arps, Slate, Meagher & Flom LLP
Larry Krause – Deloitte & Touche LLP